EXHIBIT 3.3 - AMENDED ARTICLES OF INCORPORATION

                        ARTICLES OF AMENDMENT TO
                        ARTICLES OF INCORPORATION
                             MYZIPSOFT, INC.
                              P03000025188

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida Profit Corporation adopts the following amendments to its Articles of Incorporation.

NEW CORPORATION NAME
1.    The new corporate name is FREEDOM 4 WIRELESS, INC.

AUTHORIZED SHARE INCREASE
2. The Board of Directors of the company voted to increase authorized common shares amending the original articles from 50,000,000 to 100,000,000.

3. The amendments were adopted by the Board of Directors without shareholder action and shareholder action was not required and all other existing articles remain in effect.

Signed this 12th day of December, 2003.

By: /s/ David J. Panaia
David J. Panaia/President/Director